

June 22, 2015

Mark Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

      Re: **Capitol Acquisition Corp. II**
             Preliminary Proxy Statement on Schedule 14A
             Filed March 31, 2015
             File No. 001-35898

Dear Mr. Ein:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ A.N. Parker

                                          Anne Nguyen Parker
                                          Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller